EXHIBIT 4.3

UNANIMOUS WRITTEN CONSENT

OF

THE BOARD OF DIRECTORS

OF

BLUE EARTH, INC.

The undersigned, being all of the members of the Board of Directors of Blue Earth, Inc., a Nevada corporation (the “Corporation”), do hereby consent to the taking of the following actions and the adoption of the following resolutions pursuant to Sections 78.315 of the Nevada Revised Statutes:

WHEREAS, the Board of Directors of the Corporation has determined it to be in the best interests of the Corporation to reserve for the original issuance of 1,833,333 shares to Dr. Chirinjeev Kathuria, a consultant, under an Independent Contractor and Services Agreement dated as of August 27, 2013 and to reserve for the original issuance of 200,000 shares underlying the same amount of warrants authorized by the Board of Directors on October 5, 2013 and file for the registration of the 1,833,333 shares and the 200,000 shares underlying the warrants on a Form S-8 Registration Statements; and to appoint two independent directors to its Board.

NOW, THEREFORE, BE IT:

RESOLVED, the Board of Directors of the Corporation hereby approves, adopts, ratifies and confirms the authorization of the original issuance of (i) 1,833,333 shares of Common Stock, $.001 par value of the Corporation, to Dr. Chirinjeev Kathuria, a consultant, under an Independent Contractor and Services Agreement dated as of August 27, 2013, and (ii) 200,000 shares underlying the same amount of warrants authorized by the Board of Directors on October 5, 2013.

RESOLVED, that the form, terms and provisions as described in the Form S-8 Registration Statement be, and is hereby authorized to be filed and approved and authorized in all respects; and be it further

RESOLVED, that the Board approves the appointment of James A. Kelly to its Board of Directors, as an independent director to serve as the Chair of the Nominating and Corporate Governance and the Compensation committees and as a member of the Audit committee, effective January 1, 2014 or earlier in the event the Corporation becomes listed on either the NYSE MKT or NASDAQ exchanges; and further

RESOLVED, that the Board approves the appointment of Michael W. Allman to its Board of Directors, as an independent director to serve as Chair of the Audit committee and as a member of the Compensation and Nominating and Corporate Governance committees, effective January 1, 2014 or earlier in the event the Corporation becomes listed on either the NYSE MKT or NASDAQ exchanges; and be it further

RESOLVED, that the form, terms and provisions of the Board of Directors Agreement between the Corporation and each of James A. Kelly and Michael W. Allman, be, and is approved in all respects; and

RESOLVED, that the proper officers of the Corporation be, and each of them hereby is authorized, empowered and directed, in the name and on behalf of the Corporation or otherwise, to take and any and all actions, perform all such other acts and things, execute, file, deliver and/or record all such certificates, instruments, agreements or other documents, and make and receive all such payments as such officers may, in such officer’s sole discretion, deem necessary or advisable in order to carry onto effect the purposes and intent of the foregoing resolution, the authority therefor to be conclusively evidenced by the taking of such action, performance of such acts and things, execution, filing, delivery and/or recording of such documents and/or making or receiving of such payments.

This Unanimous Written Consent may be executed in more than one counterpart, each of which shall be deemed an original and all of which together shall constitute one instrument.

Dated as of October 10, 2013

/s/ Laird Q. Cagen	/s/ Johnny R. Thomas
Laird Q. Cagan, Chairman	Johnny R. Thomas, Director

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